FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               October 1, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                           Petah-Tikvah, 56910, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated October 1, 1998.

    COMPANY CONTACT:                                    INVESTOR CONTACT:
    Erez Shachar, President & Chief Executive Officer   Jody Burfening (ext. 304)
    Eitan Padan, Chief Financial Officer                Lippert/Heilshorn & Assoc.
    NUR Macroprinters LTD.                              212-838-3777
    011-972-3-908-7676                                  jody@lhai.com
    E-mail: ir@nur.com


                   NUR MACROPRINTERS ANNOUNCES THE TECHNOLOGY
                   ------------------------------------------
                    ACQUISITION OF MEITAL TECHNOLOGIES LTD.
                    ---------------------------------------


        Magshimim, Israel - October 1, 1998 - NUR Macroprinters Ltd. (NASDAQ-NM
Symbol: NURTF) ("NUR"), a manufacturer and marketer of wide-format digital inkjet printers and consumables, today announced it entered into an agreement with Meital Technologies Ltd. ("Meital"), pursuant to which NUR acquired all rights (including all related assets) to Meital's technology for approximately $3 Million, consisting of an up-front payment of $750,000, the assumption of certain liabilities, and future sales based royalties. Meital, based in Israel, develops piezo Drop-on-Demand (DoD) inkjet technologies for application in wide-format digital printers. As part of the acquisition, Koby Markowitz, the founder and President of Meital, has joined NUR as Vice-President of Technologies and Meital's research and development team has joined NUR's research and development staff.

        In a prior statement, NUR announced its intention to convert an outstanding loan to Meital to 26% of the equity of Meital. This acquisition is in lieu of the Company's prior intention to convert the outstanding loan to Meital to equity.

        Erez Shachar, President and CEO of NUR, said, "By acquiring Meital's inkjet technology, NUR is broadening its technological base in order to provide its customers with an optimal solution for both wide and superwide format applications. Currently, NUR is a world leader in the superwide format printer market, through its market leading Blueboard printer. The integration of Meital's technology and expertise with NUR's development team will position NUR as the only company mastering both Continuous Inkjet (CIJ) and piezo DoD technologies for wide format printing applications."

                                     3 of 5

        "We plan to integrate the Meital technology in our development of wide format printers for the screen printing market. The screen printing market, which lacks high quality, high throughput digital printing solutions presents one of the most exciting growth opportunities for digital printing technologies. With the integrated NUR-Meital printer, we believe that NUR will bring a leading product to the replacement market for conventional screen printing technologies."

        Koby Markowitz, founder and president of Meital, said, "We are very pleased to be joining NUR and look forward to working together. We believe that the technological fit between Meital and NUR will allow us to quickly commercialize our wide format product and that NUR's marketing capabilities and world-wide presence will enable us to market our new digital printing products aggressively."

        The acquisition is expected to result in the recognition by NUR of a one-time charge involving a write-off assigned to in-process research and development in the range of $1,500,000 to $1,600,000. This charge will be taken in the third quarter of 1998. In addition, the Company has future royalty obligations, during the next three years, which will not exceed $1,300,000.



NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 140 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend'" "expect'" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                              ###

                                     4 of 5

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    October 1, 1998                 By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


                                   Page 5 of 5